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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                               SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                              (Amendment No. 6)
                              (Final Amendment)

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                     AETNA REAL ESTATE ASSOCIATES, L.P.
                          (Name of Subject Company)

                         ACORN HILL PARTNERS L.L.C.
                                  (Bidder)

                    LIMITED PARTNERSHIP DEPOSITARY UNITS
                               (Title of Class
                               of Securities)

                                 008171 10 0
                           (CUSIP Number of Class
                               of Securities)

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                              W. Edward Scheetz
                         Acorn Hill Partners L.L.C.
                   1301 Avenue of the Americas, 38th Floor
                             New York, NY  10019

                                  Copy to:
                                Peter M. Fass
                            Steven L. Lichtenfeld
                              Battle Fowler LLP
                             75 East 55th Street
                             New York, NY  10022
                               (212) 856-7000

                   (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
                     Communications on Behalf of Bidder)





                       (Continued on following pages)
                             (Page 1 of 4 pages)





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Cusip No.:  008171 10 0             14D-1                            Page 2 of 4

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         ACORN HILL PARTNERS L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                       (a)  [  ]
                                                                       (b)  [  ]

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3.       SEC Use Only


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4.       Sources of Funds (See Instructions)

         AF; WC

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5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         390,131 Limited Partnership Depositary Units

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8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                             [ ]
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9.       Percent of Class Represented by Amount in Row (7)

         3.0%

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10.      Type of Reporting Person (See Instructions)

         OO





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                      AMENDMENT NO. 6 TO SCHEDULE 14D-1

         This Amendment No. 6 (Final Amendment) amends the Tender Offer Statement on Schedule 14D-1 filed by Acorn Hill Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on October 30, 1996, as amended by Amendment No. 1 dated November 12, 1996, Amendment No. 2 dated November 29, 1996, Amendment No. 3 dated December 2, 1996, Amendment No. 4 dated December 3, 1996 and Amendment No. 5 dated December 9, 1996, relating to the tender offer by the Purchaser to purchase up to 3,176,136 of the issued and outstanding Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4(a) is hereby supplemented and amended as follows:

         The total amount of funds required by the Purchaser to purchase 390,131 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is $4,213,414.80. The Purchaser obtained such funds from capital contributions from its members.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a)-(b) is hereby supplemented and amended as follows:

         The Offer expired at 12:00 Midnight, New York City time, on Monday, December 23, 1996. Based on information provided by the Information Agent/Depositary to the Purchaser, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Monday, December 23, 1996, the Purchaser accepted for payment 390,131 Units, constituting approximately 3.0% of the outstanding Units.





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                                  SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 24, 1996

                                        ACORN HILL PARTNERS L.L.C.

                                        By:      AP-GP Prom Partners Inc., its
                                                 managing member


                                        By:      /s/ Richard Mack
                                                 -------------------------------
                                                 Name:  Richard Mack
                                                 Title: Vice President





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